07024799

Morgan Crucible

26th June 2007

SEC MAIL PROCESSING RECEIVED JUN 2 8 2007 WASH. D.C. 186 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED JUL 0 3 2007 THOMSON FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:45 22-Jun-07
Number	9027Y

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 22 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 280.75 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 281,420,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 281,420,142.

The above figure 281,420,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	14:24 22-Jun-07
Number	8804Y

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 22nd JUNE 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 2004

3. Period of return:

From 14/12/06 To 14/6/07

4. Balance under scheme from previous return:

4,182,500

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

4,182,500

8. Number and *class* of *securities* originally listed and the date of admission

4,182,500 ORDINARY SHARES OF 25P EACH
22ND FEBRUARY 2006

9. Total number of *securities* in issue at the end of the period

281,970,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ......Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ......The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 22nd JUNE 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return:

From 14/12/06 To 14/6/07

4. Balance under scheme from previous return:

2,765,618

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

2,765,618

8. Number and *class* of *securities* originally listed and the date of admission

500,000 ORDINARY SHARES OF 25P EACH
23RD MAY 1997
2,265,618 ORDINARY SHARES OF 25P EACH
22ND FEBRUARY 2006

9. Total number of *securities* in issue at the end of the period

281,970,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ......Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ......The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 22nd JUNE 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

SAVINGS RELATED SHARE OPTION SCHEME FOR EMPLOYEES IN GERMANY

3. Period of return:

From 14/12/06 To 14/06/07

4. Balance under scheme from previous return:

410,518

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

410,518

8. Number and *class* of *securities* originally listed and the date of admission

516,919 ORDINARY SHARES OF 25P EACH
24th NOVEMBER 2005

9. Total number of *securities* in issue at the end of the period

281,970,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ...Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 22nd JUNE 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

THE MORGAN SHARESAVE SCHEME

3. Period of return:

From 14/7/06 To 13/12/06

4. Balance under scheme from previous return:

2,161,749

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

2,161,749

8. Number and *class* of *securities* originally listed and the date of admission

4,854,217 ORDINARY SHARES OF 25P EACH
BETWEEN 21ST NOVEMBER 2005 AND 30TH NOVEMBER 2005

9. Total number of *securities* in issue at the end of the period

281,970,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ...Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	12:47 22-Jun-07
Number	8711Y

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) AND (ii)

3. Name of ***person*** *discharging managerial responsibilities*

MR KEVIN DANGERFIELD

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

80,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

289,303 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person** discharging managerial responsibilities*

MR TIM HAYTER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

80,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

80,000 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person discharging managerial responsibilities***

DR ANDREW JOSEPH HOSTY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

80,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

207,929 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE…………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

……………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities*

MR MARK LEJMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

80,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

291,751 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE.................................

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

....

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person** discharging managerial responsibilities*

MR PAUL ANDREW BOULTON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

35,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

126,396 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE…………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

……………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person*** *discharging managerial responsibilities*

MS AMANDA WOODING

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

35,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

35,000 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE……………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

………………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person** discharging managerial responsibilities*

MR SIMON JOHN RHODES HALLIDAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

35,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

65,439 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE……………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

…………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person** discharging managerial responsibilities*

MR ANDREW RILEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

35,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

77,350 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE……………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

……………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person** discharging managerial responsibilities*

MR RALPH GOMARSALL

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

25,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

77,356 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INC ENTIVE PLAN 2004

23. Any additional information

NONE………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

………………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person** discharging managerial responsibilities*

MR BALI BHANDA

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

10,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

10,000 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE………………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

…………………………………

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of ***person*** *discharging managerial responsibilities*

MR JAMES PHILIP WRIGHT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

21/6/07 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

18. Period during which or date on which it can be exercised

VESTS ON 21/6/2010 - SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

10,000 25p ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

87,040 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23. Any additional information

NONE.................................

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

22nd JUNE 2007

....

END

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